SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of May 2003

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F _X_ F             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes ___          No ____


Enclosures:

1. Press release dated: May 5, 2004

          OTE Announces Appointment of New Chairman and CEO

    ATHENS, Greece--(BUSINESS WIRE)--May 5, 2004--The Board of Directors of Hellenic Telecommunications Organization SA (ASE:HTO)(NYSE:OTE), the Greek full-service telecommunications provider, announced that at a meeting held today, it has appointed Mr Panagis Vourloumis as the new Chairman and CEO of OTE, in replacement of Mr Lefteris Antonacopoulos. This appointment will be ratified by the company's AGM to be held in June.
    Mr Vourloumis was born in 1937 and is a graduate of the London School of Economics. He headed the South-East Asia division of the IFC (International Finance Corporation) from 1966 to 1973, was head of the Commercial Bank of Greece Group from 1979 to 1981, and was Chairman and CEO of ALPHA Finance, ALPHA Mutual Funds and ALPHA BANK ROMANIA, while at the same time serving as Executive Director of ALPHA BANK, from 1988 to 2000. Since 2000, Mr Vourloumis has been Chairman of FRIGOGLASS and the AEGEAN BALTIC BANK.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis
             Head of Investor Relations
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.




                                                By: /s/ Iordanis Aivazis
                                                    --------------------
Date: May 5 2004                                Name: Iordanis Aivazis
                                                Title: Chief Financial Officer